Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2022	2021

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$865,967	$665,263
Exploration and Production and Other Revenues	974,258	777,744
Pipeline and Storage and Gathering Revenues	266,664	231,653
	2,106,889	1,674,660

Operating Expenses:
Purchased Gas	363,978	171,244
Operation and Maintenance:
Utility and Energy Marketing	186,568	181,641
Exploration and Production and Other	206,004	166,834
Pipeline and Storage and Gathering	133,181	118,622
Property, Franchise and Other Taxes	101,547	92,392
Depreciation, Depletion and Amortization	359,352	331,728
Impairment of Oil and Gas Producing Properties	—	329,593
	1,350,630	1,392,054
Gain on Sale of Assets	12,736	51,066
Operating Income	768,995	333,672

Other Income (Expense):
Other Income (Deductions)	3,131	(14,920)
Interest Expense on Long-Term Debt	(120,461)	(143,455)
Other Interest Expense	(6,832)	(6,832)

Income Before Income Taxes	644,833	168,465

Income Tax Expense	149,992	37,325

Net Income Available for Common Stock	$494,841	$131,140

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$5.42	$1.44

Diluted:
Net Income Available for Common Stock	$5.38	$1.43

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,336,207	91,073,766

Used in Diluted Calculation	92,044,611	91,576,260